Exhibit 99.2

GETTY COPPER INC.

1000 Austin Avenue
Coquitlam, BC V3K 3P1

Telephone: (604) 931-3231
Facsimile: (604) 931-2814

INFORMATION CIRCULAR
(information as at May 7, 2012, unless otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of GETTY COPPER INC. (the “Corporation”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on Friday, June 15, 2012 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. All costs of this solicitation will be borne by the Corporation. These officers and employees will receive no compensation other than their regular salaries but will be reimbursed for their reasonable expenses, which it is expected will not exceed $3,000 in the aggregate.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Corby G. Anderson, President, Chief Executive Officer, Chief Operating Officer and a director of the Corporation, John B. Lepinski, Managing Director and a director of the Corporation, Donald R. Willoughby, Chief Financial Officer and a director of the Corporation, and Edward Leung, a director of the Corporation. A shareholder eligible to vote at the Meeting has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Vancouver time, on Wednesday, June 13, 2012) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile should be sent to Computershare Investor Services Inc., Attention: Proxy Department, at toll free 1-866-249-7775 in North America and 416-263-9524 internationally.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Investor Services Inc. or to the registered office of the Corporation at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

NON-REGISTERED HOLDERS

These securityholder materials are being sent to both registered and non-registered owners of common shares of the Corporation (the “Common Shares”). If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf.

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and directors or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, Information Circular and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either receive a voting instruction form or, less frequently, a form of proxy. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

(a)

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

(b)

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services Inc. as provided above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy nominees named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

EXERCISE OF DISCRETION

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented thereby in accordance with the instructions of the Shareholder on any ballot that may be called for. If a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified; and

(b)	any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

In respect of a matter for which a choice is not specified in the proxy, or unless otherwise provided for in the proxy, the nominees named in the accompanying form of proxy will vote Common Shares represented by the proxy for the approval of such matter.

As of the date of this Information Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of May 7, 2012, the Corporation had outstanding 88,292,537 Common Shares, each carrying the right to one vote.

Only shareholders of record at the close of business on May 7, 2012, who either attend the Meeting personally or complete and deliver a form of proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of May 7, 2012, the following persons or entities beneficially owned, controlled or directed, directly or indirectly, Common Shares carrying 10% or more of the voting rights:

Name	Number of	Percentage of
	Common Shares	Issued Capital
John B. Lepinski	20,337,220(1)	23.03%
Ralph Berezan	16,533,410	18.72%
(1)

Of these Common Shares, 202,000 are held in the name of John Lepinski, 194,735 are held in the name of Deborah Resources Ltd., 850,000 are held in the name of Freeway Properties Inc., 9,445,526 are held in the name of John B Pub Ltd., 2,204,246 are held in the name of Masco Capital Inc., 5,118,045 are held in the name of Robak Industries Ltd., 1,872,118 are held in a self directed RRSP account and 450,550 are held in a TFSA.

ELECTION OF DIRECTORS

At the Meeting, Shareholders will be asked to elect six directors to succeed the present directors whose term of office will expire at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual meeting of the Corporation at which a director is elected, unless the director’s office is earlier vacated in accordance with the By-Laws of the Corporation or the provisions of the Canada Business Corporations Act.

The following table sets out the names of management’s nominees for election as directors, each nominee’s municipality, province and country of residence, all offices in the Corporation each nominee now holds, the date of initial appointment of each nominee as a director of the Corporation, the number of Common Shares beneficially owned by each nominee, directly or indirectly, or over which control or direction is exercised by such nominee, as at May 7, 2012, and each nominee’s principal occupation or employment.

Name, Residence and Office Held with the Corporation	Date of Appointment as a Director	Shares Beneficially Owned or Controlled(1)	Principal Occupation or Employment
Dr. Corby G. Anderson, QP CEng FIChemE(2) Butte, Montana, USA President, Chief Executive Officer, Chief Operating Officer and a Director	June 12, 2006	571,500	President, Chief Executive Officer and Chief Operating Officer of the Corporation; President, Allihies Engineering Incorporated (consulting company)
John B. Lepinski(2) Port Coquitlam, BC, Canada Managing Director	June 30, 1992	20,337,220(3)	Managing Director of the Corporation; businessman: owner of several private businesses
Edward Leung, CGA(4) Vancouver, BC, Canada Director	January 26, 2005	Nil	Certified General Accountant; Controller, Quality Management Ltd. (property management and development company)

Name, Residence and Office Held with the Corporation	Date of Appointment as a Director	Shares Beneficially Owned or Controlled(1)	Principal Occupation or Employment
Dennis W. Milburn, CA Langley, BC, Canada Director	May 16, 2008	Nil	President, Cosigo Resources Ltd. (gold exploration company), President, Rio Verde Enterprises Inc. (emerald exploration and marketing company)
Robert H. Peterson(2)(4) Boise, Idaho, USA Director	August 16, 2007	25,000	Consultant in the mining sector
Donald R. Willoughby, FCA, CFP(2)(4) Vancouver, BC, Canada Chief Financial Officer and a Director	June 30, 1992	395,000	Chartered Accountant; associate, Cinnamon Jang Willoughby, Chartered Accountants

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees. The number of Common Shares beneficially owned or controlled does not include options to purchase Common Shares held by directors.

(2)	Member of the executive committee.
(3)

Of these Common Shares, 202,000 are held in the name of John Lepinski, 194,735 are held in the name of Deborah Resources Ltd., 850,000 are held in the name of Freeway Properties Inc., 9,445,526 are held in the name of John B Pub Ltd., 2,204,246 are held in the name of Masco Capital Inc., 5,118,045 are held in the name of Robak Industries Ltd., 1,872,118 are held in a self directed RRSP account and 450,550 are held in a TFSA.

(4)	Member of the audit committee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

No proposed director:

(a)

is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, while that person was acting in that capacity;

	(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT AND REMUNERATION OF AUDITORS

DeVisser Gray LLP, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as the auditors of the Corporation at a remuneration to be fixed by the directors of the Corporation. DeVisser Gray were first appointed as auditors of the Corporation by the directors on February 28, 2005.

CORPORATE GOVERNANCE

Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”). NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NI 58-201 provides guidance on corporate governance practices. A full description of each of the corporate governance practices of the Corporation with respect to NI 58-101 is set out in Schedule “A” to this Information Circular.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

The Corporation is subject to National Instrument 52-110 Audit Committees (“NI 52-110”), which has been adopted by the Canadian Securities Administrators and which prescribes certain requirements in relation to audit committees. NI 52-110 requires the Corporation, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, which is set forth below.

The Audit Committee’s Charter

The Corporation’s audit committee is governed by an audit committee charter, the text of which is set out in Schedule “B” of this Information Circular.

Composition of the Audit Committee

The Corporation’s audit committee is comprised of three directors, Edward Leung (Chair), Robert H. Peterson and Donald R. Willoughby, FCA, CFP. Two of the three members are considered to be independent members of the audit committee pursuant to the meaning of “independent” provided in NI 52-110. Donald R. Willoughby, FCA, CFP is not considered to be an independent member of the audit committee. All three members are considered financially literate as provided for in NI 52-110.

Relevant Education and Experience

This section describes the education and experience of the Corporation’s audit committee members that is relevant to the performance of their responsibilities in that role, which includes:

(a)	an understanding of the accounting principles used by the Corporation to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

Edward Leung, CGA, BBA

Mr. Leung is a certified general accountant and has over 25 years experience in the accounting and finance sector. Mr. Leung has a Bachelor of Business Administration degree.

Robert H. Peterson, BS Electrical Engineering

Mr. Peterson has a Bachelor of Science degree in Electrical Engineering. He has also completed the Management Program for Executives and has received an Alfred P. Sloan Fellowship Award in M.S. Management. Mr. Peterson has over 40 years of experience in the mining sector.

Donald R. Willoughby, FCA, CFP

Mr. Willoughby has over 40 years experience in the financial sector.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year ended December 31, 2011, the Corporation’s board of directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year ended December 31, 2011, the Corporation has not relied on the exemptions contained in section 2.4 “De Minimis Non-Audit Services” or Part 8 “Exemptions” of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulator authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The audit committee is authorized by the board of directors to review the performance of the Corporation’s external auditors and approve, in advance, provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Corporation.

External Auditor Service Fees

The following table sets forth the fees billed by the Corporation’s external auditor DeVisser Gray LLP, Chartered Accountants, for services rendered for the 2011 and 2010 financial years.

	2011	2010

Audit Fees	$23,000	$18,500
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

Exemptions

The Corporation is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Corporation, as a venture issuer, is not required to comply with Part 3 “Composition of the Audit Committee” and Part 5 “Reporting Obligations” of NI 52-110.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation’s executive compensation objectives and processes and to discuss compensation decisions relating to its named executive officers (“Named Executive Officers”) listed in the Summary Compensation Table that follows. During its financial year ended December 31, 2011, the following individuals were Named Executive Officers (as defined in applicable securities legislation) of the Corporation, namely Corby G. Anderson, President, Chief Executive Officer, Chief Operating Officer and a director, and Donald R. Willoughby, Chief Financial Officer and a director.

The Corporation is a development stage company engaged in the acquisition and exploration of natural resource properties. The Corporation has, as of yet, no significant revenues from operations and often operates with limited financial resources to ensure that funds are available to complete scheduled programs. As a result, the board of directors has to consider not only the financial situation of the Corporation at the time of the determination of executive compensation, but also the estimated financial situation of the Corporation in the mid and long term. The Corporation recognizes that there may be risks associated with its current processes; however, the Corporation does not believe the risks to be significant. Executive compensation consists solely of stock options, which do not require cash disbursement by the Corporation.

Compensation Objectives and Principles

The primary goal of the Corporation’s executive compensation program is to attract and retain the key executives necessary for the Corporation’s long term success and to motivate and encourage executives to further the development of the Corporation and its operations. Executive compensation consists of incentive stock options.

Compensation Process

The Corporation relies solely on its board of directors in determining the compensation of its executive officers. The board of directors is responsible for determining compensation in the form of stock options to be granted to the Named Executive Officers, as well as to its directors.

Option-Based Awards

The Corporation’s share option plan (the “Share Option Plan”) has been established to provide incentives to qualified parties to increase their propriety interest in the Corporation and thereby encourage their continuing association with the Corporation. Pursuant to the Corporation’s Share Option Plan, the board of directors of the Corporation, at its discretion, determines all grants of stock options to Named Executive Officers. Such grants are considered incentives intended to align the Named Executive Officers’ and shareholders’ interests in the long term. The Corporation emphasizes stock options in executive compensation as they allow the Named Executive Officers to share in corporate results in a manner that is relatively cost-effective despite the effects of treating stock options as a compensation expense. The grant of stock options is not influenced by the number of options outstanding or in-the-money value of outstanding options.

Summary Compensation Table

The following table sets forth information concerning the annual and long term compensation for services rendered to the Corporation for the financial period of the Corporation ended December 31, 2011 in respect of the individuals who were (or who acted in a similar capacity as) as at December 31, 2011 or at any time during the financial year, the Chief Executive Officer and the Chief Financial Officer. There were no executive officers or consultants of the Corporation whose total compensation during such period exceeded $150,000.

Non-equity incentive
plan compensation
Long-
Name and			Share-	Option-	Annual	term
Principal			based	based	incentive	incentive	Pension	All other	Total
Position	Year	Salary	awards	awards(1)	plans	plans	value	compensation	compensation
		($)	($)	($)			($)	($)	($)
Corby G. Anderson President, Chief Executive Officer, Chief Operating Officer and a Director	2011 2010 2009	Nil Nil Nil	N/A N/A N/A	Nil Nil 46,625	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	30,220(2) 31,319(2) 35,917(2)	30,220 31,319 82,542
Donald R. Willoughby Chief Financial Officer and Director	2011 2010 2009	Nil Nil Nil	N/A N/A N/A	Nil Nil 10,258	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	24,593(3) 15,571(3) 17,083(3)	24,593 15,571 27,341
(1)	This is the grant date fair value of options to purchase Common Shares estimated with the Black-Scholes option pricing model.
(2)	This amount represents the $2,500 US per month paid to Corby G. Anderson for technical services.
(3)	This amount represents fees for accounting services billed by Cinnamon Jang Willoughby, an accounting firm Donald R. Willoughby is affiliated with.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
					Number of	Market or
	Number of				shares or	payout value of
	securities			Value of	units of	share-based
	underlying	Option	Option	unexercised	shares that	awards that
	unexercised	exercise	date	in-the-money	have not	have not
	options	price	expiration	options(1)	vested	vested
Name
	(#)	($)		($)	($)
Corby G. Anderson	1,250,000	0.10	August 14, 2014	Nil	N/A	N/A
Donald R. Willoughby	275,000	0.10	August 14, 2014	Nil	N/A	N/A
(1)

The value of unexercised “in-the-money options” at the financial year end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX Venture Exchange on December 31, 2011. Market price for this purchase is $0.045, being the closing price of the Common Shares on December 31, 2011.

Incentive Plan Awards — Value Vested or Earned During the Year

	Option-based awards —	Share-based awards —	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation — Value
Name	year (1)	year	earned during the year

	($)	($)	($)
Corby G. Anderson	Nil	N/A	N/A
Donald R. Willoughby	Nil	N/A	N/A
(1)	The amounts represent the fair value of the options vested during the year estimated with the Black-Scholes option pricing model.

Pension Plan Benefits

The Corporation does not have a defined benefit plan, defined contribution plan or deferred compensation plan.

Termination and Change of Control Benefits

The Corporation is not party to any contracts, and have not entered into any plans or arrangements which require compensation to be paid to any of their directors, officers or employees in the event of:

(a)	resignation, retirement or any other termination of employment with the Corporation;

(b)	a change of control of the Corporation; or

(c)	a change in the director, officer or employee’s responsibilities following a change of control.

Director Compensation

During the most recently completed financial year ended December 31, 2011, the directors of the Corporation did not receive fees for attendance at board meetings or other cash compensation for acting in their capacity as directors. Directors are eligible to receive incentive stock options to purchase Common Shares of the Corporation pursuant to the Share Option Plan.

During the financial year ended December 31, 2011, the directors received the following compensation:

		Share-	Option-	Non-equity
		based	based	incentive plan	Pension	All other
Name	Fees earned	awards	awards(2)	compensation	value	compensation	Total

	($)	($)	($)	($)	($)	($)	($)
John B. Lepinski	Nil	N/A	Nil	N/A	N/A	36,000(3)	36,000
Edward Leung	Nil	N/A	Nil	N/A	N/A	N/A	Nil
Dennis W. Milburn	Nil	N/A	Nil	N/A	N/A	N/A	Nil
Robert H. Peterson	Nil	N/A	Nil	N/A	N/A	N/A	Nil
(1)	The relevant disclosure for Corby G. Anderson and Donald R. Willoughby has been provided in the Summary Compensation Table above.
(2)	This is the grant date fair value of options to purchase Common Shares estimated with the Black-Scholes option pricing model.
(3)

This amount represents the $2,500 per month billed by Freeway Properties Inc., a company controlled by John B. Lepinski, for management fees and $500 per month billed by Deborah Resources Ltd., a company controlled by John B. Lepinski, for office rental.

Director Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
					Number of	Market or
	Number of				shares or	payout value of
	securities			Value of	units of	share-based
	underlying	Option		unexercised	shares that	awards that
	unexercised	exercise	Option	in-the-money	have not	have not
Name	options	price	expiration date	options(1)	vested	vested

	(#)	($)		($)	($)
John B. Lepinski	400,000	0.10	August 14, 2014	Nil	N/A	N/A
Edward Leung	250,000	0.10	August 14, 2014	Nil	N/A	N/A
Dennis W. Milburn	250,000	0.10	August 14, 2014	Nil	N/A	N/A
Robert H. Peterson	250,000	0.10	August 14, 2014	Nil	N/A	N/A
(1)

The value of unexercised “in-the-money options” at the financial year end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX Venture Exchange on December 31, 2011. Market price for this purchase is $0.045, being the closing price of the Common Shares on December 31, 2011.

Director Incentive Plan Awards — Value Vested or Earned During the Year

	Option-based awards —	Share-based awards —	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation — Value
Name	year (1)	year	earned during the year

	($)	($)	($)
John B. Lepinski	Nil	N/A	N/A
Edward Leung	Nil	N/A	N/A
Dennis W. Milburn	Nil	N/A	N/A
Robert H. Peterson	Nil	N/A	N/A
(1)	The amounts represent the fair value of the options vested during the year estimated with the Black-Scholes option pricing model.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Share Option Plan, as of December 31, 2011. The Corporation has no other equity compensation plans.

Table of Equity Compensation Plan Information as of December 31, 2011

	Number of Securities to be	Weighted-Average	Number of Securities Remaining
	Issued Upon Exercise of	Exercise Price of	Available for Future Issuance
	Outstanding Options,	Outstanding Options,	Under the
Plan Category	Warrants and Rights	Warrants and Rights	Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders	3,825,000	$0.10	2,400,000 Common Shares
Equity Compensation Plans Not Approved By Securityholders	N/A	N/A	N/A
Total	3,825,000	$0.10	2,400,000 Common Shares

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers and employees and former directors, executive officers, and employees is, as of May 7, 2012, indebted to the Corporation nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation.

During the financial year ended December 31, 2011, no director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has at any time since the beginning of the Corporation’s last completed financial year been indebted to the Corporation or have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Corporation, except as described herein, no director or executive officer of the Corporation, no person who beneficially owns, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Corporation (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Corporation, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of management of the Corporation, other than as described herein, no director or executive officer of the Corporation at any time since the beginning of the last completed financial year of the Corporation, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

MANAGEMENT CONTRACTS

The management functions of the Corporation are not performed to any substantial degree by any person or company other than the directors and executive officers of the Corporation with the exception of a management agreement dated July 1, 1995 (the “Management Agreement”) with Freeway Properties Inc., of 1000 Austin Avenue, Coquitlam, British Columbia, which is a company controlled by John B. Lepinski, the Managing Director and a director of the Corporation. Pursuant to the Management Agreement, Freeway Properties Inc. receives $2,500 per month for providing management services to the Corporation. Other than as described under the heading “Interest of Informed Persons in Material Transactions” and certain mineral interests described in the Corporation’s audited comparative financial statements for the year ended December 31, 2011, neither Freeway Properties Inc., Mr. Lepinski nor his associates or affiliates has been indebted to the Corporation or been involved in any transaction or arrangement with the Corporation at any time since the commencement of this agreement.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation’s audited comparative financial statements for the financial year ended December 31, 2011 and the auditors’ report thereon together with the corresponding management discussion and analysis. Copies of the audited comparative financial statements, as well as additional copies of this Information Circular, may be obtained upon request from the Corporation at 1000 Austin Avenue, Coquitlam, British Columbia, V3K 3P1.

APPROVAL OF DIRECTORS

The contents and the sending of the accompanying Notice of Meeting and this Information Circular have been approved by the board of directors of the Corporation.

DATED at Vancouver, British Columbia, this 11th day of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Dr. Corby G. Anderson”

Dr. Corby G. Anderson
President, Chief Executive Officer,
Chief Operating Officer and a Director

SCHEDULE “A”

GETTY COPPER INC.
CORPORATE GOVERNANCE COMPLIANCE TABLE

The following table sets out the corporate governance practices of the Corporation with respect to NI 58-101.  The Corporation constantly monitors evolving best practices for corporate governance.

	GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101		COMMENTS
1.	Board of Directors
	(a)	Disclose the identity of the directors who are independent.
The Board is currently comprised of six directors, three of the directors are independent and three are not independent. The Board considers that Edward Leung, Dennis W. Milburn and Robert H. Peterson are independent directors.

	(b)	Disclose the identity of the directors who are not independent, and describe the basis for that determination.
The Board considers that Corby G. Anderson, John B. Lepinski and Donald R. Willoughby are not independent directors. Corby G. Anderson is not an independent director because of his position as President, Chief Executive Officer and Chief Operating Officer of the Corporation. John B. Lepinski is not an independent director because of his position as Managing Director of the Corporation. Donald R. Willoughby is not an independent director because of his position as Chief Financial Officer of the Corporation.

The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Corporation. Those directors who do not meet the meaning of independence as provided in NI 58-101 were deemed to not be independent directors.

2.
Directorship

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.
The following directors currently serve on the Board of other reporting issuer(s) (or equivalent): Corby G. Anderson: Golden Phoenix Minerals Inc. Dennis W. Milburn: Cosigo Resources Ltd.
3.
Orientation and Continuing Education

Describe what steps, if any, the Board takes to orient new board members and describe what measures, if any, the Board takes to provide continuing education for directors.

The Board briefs all new directors on the policies of the Board and other relevant corporate and business information.

The orientation for new directors includes visits to the Corporation’s facilities, familiarization with the Corporation’s properties and potential, meetings with the operating management, an outline of the Corporation’s history and other relevant data and guidance concerning trading in the Corporation’s securities. The Board ensures that continuing education is provided to directors by way of written materials and courses.

A-1

	GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101	COMMENTS
4.	Ethical Business Conduct Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

The Board has adopted a code of ethical business conduct. This code applies to all directors, officers and employees of the Corporation. A copy of the code may be obtained upon request from Brian Abraham, Corporate Counsel, at (604) 443-7134.

5.	Nomination of Directors Describe what steps, if any, are taken to identify new candidates for Board nomination, including:

The Board is responsible for identifying and proposing new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, show support for the Corporation’s mission and strategic objectives, and a willingness to serve.

(a) who identifies new candidates, and

(b) the process of identifying new candidates.
6.	Compensation Describe what steps, if any are taken to determine compensation for the directors and CEO, including:

The Board has determined that the directors and officers should be compensated in a form and amount which is appropriate for comparative organizations, having regard for such matters as time commitment, responsibility and trends in director and executive compensation. For more information regarding compensation paid to directors and executives, see pages 8 through 12 of this Information Circular.

(a) who determines compensation; and

(b) the process of determining compensation.
7.	Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the audit committee, the Board has an executive committee. The members of the executive committee are Corby G. Anderson, John B. Lepinski, Robert H. Peterson and Donald R. Willoughby. One member of this committee, Robert H. Peterson, is an independent director. The executive committee is responsible for making day to day decisions in operating the Corporation.

8.	Assessments Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and  committees. The Board has not adopted formal procedures for assessing the effectiveness of the Board, its committees or individual directors.

A-2

SCHEDULE “B”

GETTY COPPER INC.
AUDIT COMMITTEE CHARTER

PURPOSE

The purpose of the Audit Committee is to assist the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

STRUCTURE AND MEMBERSHIP

Number. The Audit Committee shall consist of at least three members of the Board of Directors.

Independence. Except as otherwise permitted by the applicable TSX Venture Exchange Policies (“the Exchange Policies”), each member of the Audit Committee shall be independent as defined by the Exchange Policies. A member of the committee is independent if he or she has no direct or indirect relationship with the Company that could, in the view of the Company’s board of directors, reasonably interfere with the exercise of his or her independent judgment.

Financial Literacy. Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement, at the time of his or her appointment to the Audit Committee. In addition, at least one member must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Chair. The Board of Directors shall elect the Chair of the Audit Committee.

Compensation. The compensation of Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than fees paid in his or her capacity as a member of the Board of Directors or a committee of the Board.

Selection and Removal. Members of the Audit Committee shall be appointed by the Board of Directors. The Board of Directors may remove members of the Audit Committee from such committee, with or without cause.

AUTHORITY AND RESPONSIBILITIES

General The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the independent auditor, in accordance with its business judgment. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company’s financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor’s report.

OVERSIGHT OF INDEPENDENT AUDITORS

Selection. The Audit Committee shall be solely and directly responsible for appointing, evaluating, retaining and, when necessary, terminating the engagement of the independent auditor. The Audit Committee may seek stockholder ratification of the independent auditor it appoints.

Independence. The Audit Committee shall take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the independent auditor. In connection with this responsibility, the Audit Committee shall obtain and review a formal written statement from the independent auditor describing all relationships between the auditor and the Company. The Audit Committee shall meet privately at least once per year with the independent auditor and shall actively engage in dialogue with the auditor concerning any disclosed relationships or services that might impact the objectivity and independence of the auditor.

Compensation. The Audit Committee shall have sole and direct responsibility for setting the compensation of the independent auditor. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

Preapproval of Services. The Audit Committee shall preapprove all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable Exchange Policies.

Oversight. The independent auditor shall report directly to the Audit Committee, and the Audit Committee shall have sole and direct responsibility for overseeing the work of the independent auditor, including resolution of disagreements between Company management and the independent auditor regarding financial reporting. In connection with its oversight role, the Audit Committee shall, from time to time as appropriate, receive and consider the reports required to be made by the independent auditor regarding:

  critical accounting policies and practices;

  alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with Company management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

  other material written communications between the independent auditor and Company management.

AUDITED FINANCIAL STATEMENTS

Review and Discussion. The Audit Committee shall review and discuss with the Company’s management and independent auditor the Company’s audited financial statements, including the notes to the financial statements.

Recommendation to Board Regarding Financial Statements. The Audit Committee shall consider whether it will recommend to the Board of Directors that the Company’s audited financial statements be included in the Company’s Annual Report on Form 20-F.

Audit Committee Report. The Audit Committee shall prepare an annual committee report for inclusion where necessary in the proxy statement of the Company relating to its annual meeting of security holders.

CONTROLS AND PROCEDURES

Oversight. The Audit Committee shall coordinate the Board of Directors’ oversight of the Company’s internal control over financial reporting, disclosure controls and procedures and code of conduct. The Audit Committee may request to receive and review the reports of the CEO and CFO required by the Exchange Policies.

Procedures for Complaints. The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Related-Party Transactions. The Audit Committee shall review all related party transactions on an ongoing basis, and the Audit Committee must approve all such transactions.

Additional Powers. The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

PROCEDURES AND ADMINISTRATION

Meetings. The Audit Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Audit Committee may also act by unanimous written consent in lieu of a meeting. The Audit Committee shall periodically meet separately with: (i) the independent auditor; (ii) Company management and (iii) the Company’s internal auditors. The Audit Committee shall keep such records of its meetings, as it shall deem appropriate.

Subcommittees. The Audit Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances. Any decision of a subcommittee to pre-approve audit, review, attest or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting.

Charter. At least annually, the Audit Committee shall review and reassess the adequacy of this Charter and may recommend changes to the Board of Directors for approval.

Independent Advisors. The Audit Committee is authorized, without further action by the Board of Directors, to engage such independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities; PROVIDED HOWEVER in the event that the committee foresees that the cost of such activity will exceed its annual budget, the committee will first obtain the approval of the Nominating and Governance Committee. Such independent advisors may be the regular advisors to the Company. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors as established by the Audit Committee.

Investigations. The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Audit Committee or any advisors engaged by the Audit Committee.

Funding. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out it duties.

CONTINUOUS DISCLOSURE REQUIREMENTS

At this time, due to the Company’s size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company’s reporting requirements are met and in compliance with all regulatory requirements.